

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3268

March 2, 2009

Via Facsimile at (212) 450-3800 and U.S. Mail

Christopher Mayer, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

> **Re: Genentech, Inc.**
> **Schedule TO-T/13E-3 filed February 9, 2009**
> **Filed by Roche Investments USA Inc. and**
> **Roche Holding Ltd.**
> **File No. 5-32488**

Dear Mr. Mayer:

We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the offer to purchase filed as exhibit 99(a)(1)(i) to the Schedule TO-T/13E-3, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T
General

1. Please review the offer materials generally to avoid the use of scientific terms with appropriate explanatory language. For example, what are "follow-on biologics" and "therapeutic reference pricing"? (see page 19 of the Offer to Purchase) Similarly, what are "molecular entities"? (page 20)

Offer to Purchase
What are the most significant conditions to the offer? page 1

2. Revise this paragraph to include a brief description of the recent bond offering, and to provide a brief description of your efforts to obtain bank financing thus far.

If I decide not to tender, how will the offer affect my shares? page 4

3. Revise this section, or the section entitled "Will the offer be followed by a merger if all shares are not tendered in this offer?" to include more information about the following points:

    o If you consummate the offer but obtain less than 90% of Genentech's common shares, what are your current plans with respect to acquiring the remaining untendered shares? The offer materials say you will evaluate your options, but given the rapidly approaching expiration of the offer, you must have some idea of your intentions now. Expand the disclosure to discuss the factors you will consider in any decision regarding a subsequent transaction(s).
    o See the last bullet point. If the price you will pay in any subsequent transactions, or the form of the consideration, could be different than the offer price, please clarify (specify whether higher or lower).
    o Discuss the likely impact of the offer (if successfully consummated below 90%) on the listing for Genentech's shares.
    o Describe the impact of the Affiliation Agreement on any subsequent transactions in Genentech's shares, including any acquisitions other than a second-step merger.

Special Factors, page 9
Background, page 9

4. You disclose that in mid-May 2008, the Roche board began working with its legal and financial advisors to explore a going-private transaction. Detail the events leading up to its decision to pursue that option, including how and when it reached this decision and what alternatives were considered and rejected in favor of exploring a going private transaction. For example, in the second paragraph in this section, you generally refer to various alternatives considered by Roche "from time to time," but you don't explain when these alternatives were considered and why they were apparently rejected in favor of pursuing this transaction. See Items 1013(b), (c) and (d) of Regulation M-A.

5. In this regard, discuss the timing of this transaction in light of the decrease in the price of Genentech's stock and the sharp decrease in market prices for equity investments generally over the past year; and the expected release of the results of the Avastin C08 trials in April, 2009. See Item 1013(c) of Regulation M-A.

6. Briefly describe the litigation filed in connection with this transaction. In particular,

describe the progress of <u>In re Genentech, Inc. Shareholders litigation</u>, CA 3911-VCS, now pending in Delaware Chancery Court.

7. On page 12, you disclose that Goldman Sachs asked Roche to consider including an equity component as part of the acquisition, possibly in the form of an earn-out provision or a contingent value right. As part of your discussion of the alternatives considered, explain why Roche apparently rejected this request.

8. In the second paragraph in this section, you note that "[a]s a result of its majority ownership and extensive and ongoing commercial arrangements with the Company, the Roche Group regularly receives a variety of financial, operating and other information from the Company." Please confirm that you have disclosed all material non-public financial forecasts and other information about the Company provided to the Roche Group. If you have not done so, please explain why disclosure is not appropriate.

9. We remind you that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that you have summarized all presentations or reports, both oral and written, provided by any outside party to Roche, including any such reports received before May 2008, that are materially related to an acquisition of Genentech. This may include analyses or reports generated in contemplation of a different transaction structure than this unsolicited tender offer. In this regard, we note that you have summarized only a single written presentation by Greenhill on February 7, 2009, despite having begun considering a transaction with the Company before May 2008.   File any written materials, including board books, as exhibits to Item 9 of Schedule 13E-3 and pursuant to Item 1016(c) of Regulation M-A, or advise us as to why the reports are not material to the transaction.

10. The information provided by Roche and its representatives to the Company or its representatives in the course of the extensive negotiations leading up to this offer should be disclosed to the extent it is material. Similarly, any such materials provided to Roche should also be disclosed. For example, on page 13, you state that Greenhill representatives provided Goldman Sachs with materials supporting Roche's view on the nature and amount of potential synergies that could be realized in connection with an acquisition of the Company. In the last paragraph on page 15, you disclose that in January 2009, Greenhill provided Goldman with a detailed summary of Roche's key areas of disagreement with the November Financial Model and the December 12, 2008 Goldman valuation presentation. And on page 16, you indicate that Goldman Sachs provided a summary of the Company's response to such areas of disagreement. Please summarize such materials in the disclosure document.

11. Provide more specifics about how you set the $86.50 per share offer price.

12. The disclosure on page 11 indicates that Roche negotiated the scope of the authority to be granted to the Special Committee charged with evaluating its offer. Please provide more details about the negotiations and how the parties arrived at the appropriate scope of authority for the Special Committee. For example, did any party request that the Special Committee's authority be broadened? If so, how? Did the parties discuss allowing the Special Committee to solicit other alternative transactions? In addition, explain why Roche, as the bidder whose offer would be evaluated by the Special Committee, was involved in determining the scope of its authority.

Purpose of and Reasons for the Offer; Plans for the Company, page 16

13. Amend your disclosure to fully describe all plans to restructure the company's business and operations, as required by Item 1006(c) of Regulation M-A. To the extent possible, quantify any changes in U.S. employment which may accompany the "migration of manufacturing from the U.S. to lower tax jurisdictions" that you refer to on page 12 (if Roche plans to effectuate these plans of Genentech), and the combination of other company functions with Roche global operations that you refer to on page 17.

Position of Roche Regarding Fairness of the Transaction, page 18

14. Revise the second paragraph of this section to state clearly each filing person's belief as to whether *the transaction* is fair to *unaffiliated security holders of Genentech (rather than unaffiliated shareholders of the Roche Group).* See Item 1014(a) of Regulation M-A. Please make this change throughout the disclosure document, as appropriate (including where you address procedural fairness on page 22).

15. Here or where you discuss how you set the offer price, provide more specifics about your view of the Company's long-term prospects. For example, quantify your projected changes in the expectations for the Company's future cash flows and key valuation assumptions and estimates, resulting from recent the changes in the economic and credit environment. In your view, how has this reduced the valuations for the Company itself? Please quantify your response.

16. It is not clear to us how certain of your bullet points support a finding of fairness. While much of your disclosure speaks to the points on which you disagree with Genentech's assumptions underlying its November Financial Model, it does not address the core question of why your transaction is fair to the unaffiliated shareholders of Genentech. Consider the points mentioned in the list below, which are exemplary and not exhaustive, and revise this section to tie each bullet point to a finding of fairness:

    • Why does your belief that the Company will not be able to achieve its base case assumption with respect to large and small molecule clinical development programs indicate that the transaction is fair?

- Why does the lack of a signed agreement with the Genentech board, which you state has the effect of depressing the price, support a finding that the transaction is fair to the unaffiliated shareholders?
- How does the statement that Roche could realize 40% of the expected deal-related tax synergies without consummating the transaction support a finding that the transaction is fair?
- Why does your belief that the Company has significant excess manufacturing capability affect a finding of fairness?

17. Expand your disclosure under the bullet point "Pipeline Productivity" to provide quantification (to the extent possible) as to the difference between Genentech's cost assumptions for future development and what Roche and its advisors believe are appropriate cost assumptions.

18. You acknowledge that Roche has differences with some of the assumptions and projections in the June LRP Summary (see the last bullet point on page 21). Describe these differences, and in particular, whether they would result in lower or higher valuations for the Company.

19. You discuss your views with respect to the potential for the drug Avastin at the bottom of page 20. Expand to explain how you considered the revised timetable for the results of the trials related to that drug, for which we understand that results are expected shortly after the end of this offer. How did you consider the timing and the anticipated results in assessing the fairness of the offer to unaffiliated shareholders of Genentech? How did the results affect the timing of your offer?

Summary of Presentation of Greenhill to Roche, page 24

20. Confirm that you have disclosed all of the information that Roche furnished to Greenhill in connection with its consideration of Genentech, including any of the financial forecasts and other financial and operating data that you refer to in the fourth paragraph of this section.

21. Delete or revise the qualifier in the third full paragraph on page 25, to the effect that this is not a "complete description of the analyses performed or the factors considered by Greenhill." Item 1015(b)(6) requires a detailed summary of all such factors and analyses. Please revise.

Summary of Key Events Leading Up to Greenhill's Presentation of the Situation, page 25

22. Provide further detail concerning the due diligence session Roche participated in regarding the November Financial Model. Explain what the session entailed, where it took place, who attended, and whether any documents were furnished to Roche or its advisors in connection with the session.

Summary of Roche's Rationale for Current Offer Price, page 26

23. Explain what you mean by "several instances of potential material downside to the June LRP Summary forecasts."

24. Explain why the widening of credit spreads and the common occurrence of onerous financing terms are relevant to the pricing of the transaction.

Certain Information Concerning the Company, page 52

25. While you may include appropriate cautionary language regarding the reliability of the projections and forecasts you present here, in light of Roche's board representation and majority ownership of Genentech, the disclaimer that you cannot take any responsibility for the publicly-filed information in your document regarding the company may not be appropriate. Please revise.

Effects of the Offer, page 33

26. See our comments above. Revise to describe Roche's current intentions with respect to a second-step merger or other "clean up" transaction if it consummates the offer but acquires less than 90% of Genentech's outstanding shares (including its current majority stake in the Company). In addition, describe your current intentions with respect to delisting of the shares and the likelihood of continuing to satisfy NYSE listing standards in that circumstance.

Certain Information Concerning Purchaser and Parent - Summary Historical Consolidated Financial Data of Roche Group, pages 55-56

27. Disclose, if true, that the consolidated financial statements of the Roche Group contained in the Roche 2008 Finance Report have been prepared in accordance with International Financial Reporting Standards *as issued by the International Accounting Standards Board*. If the financial statements have not been prepared in accordance with International Financial Reporting Standards *as issued by the International Accounting Standards Board,* then the financial statements should be reconciled to US GAAP per Instruction 8 to Item 10 of Schedule TO.

28. Refer to the Audit Report on the Consolidated Financial Statements of Roche Group on page 120 of the Roche Finance Report. We note that the audit has been conducted in accordance with Swiss law, Swiss Auditing Standards and International Standards on Auditing. Please advise the staff supplementally how the audit differs from one conducted in accordance with United States Generally Accepted Auditing Standards. We may have further comments.

Source and Amount of Funds, page 57

29. We note that this tender offer is conditioned on Roche obtaining financing to pay for the purchase of tendered shares, and that you had not obtained financing as of the date of the filing of this Schedule TO-T/13E-3. Please be aware that when financing is obtained, the offer must remain open for a sufficient time period (with withdrawal rights) from the date that information about the financing is disseminated to shareholders to allow them to react to this new information. We believe a minimum of five business days would be required under these circumstances. Please confirm your understanding.

Conditions of the Offer, page 58

30. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and are outside of your control as the bidder. With that in mind, revise the language here that includes actions or inactions by the Roche Group. In addition, revise the language to the contrary in the parenthetical on page 61 in the second to last paragraph in this section.

Miscellaneous, page 66

31. You state that the offer "is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions